Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated February 11, 2013; Rule 433

Structured Investments	$ Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due March 5, 2014

General
•
The notes are designed for investors who seek a return of 1.5 times the appreciation of the MSCI EAFE® Index, up to a maximum return that will not be less than 11.325% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the arithmetic average of the Index closing levels on five trading days near the end of the term of the notes is less than the Initial Index Level by more than 10%, be willing to lose some or all of their principal.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 5, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about February 15, 2013 and are expected to settle on or about February 21, 2013.

Key Terms
Index:	The MSCI EAFE® Index (“MXEA”) (the “Index”)
Upside Leverage Factor:	1.5
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.5, subject to the Maximum Return.  Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return × 1.5)], subject to the Maximum Return
If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]
If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment.
Maximum Return:
At least 11.325%.  For example, assuming the Maximum Return is 11.325%, if the Index Return is equal to or greater than 7.55%, you will receive the Maximum Return of 11.325%, which entitles you to a maximum payment at maturity of $1,113.25 per $1,000 principal amount note that you hold.  The actual Maximum Return will be determined on the pricing date and will not be less than 11.325%.  Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,113.25.

Buffer Amount:	10%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The arithmetic average of the Index closing levels on each of the Ending Averaging Dates
Ending Averaging Dates†:	February 24, 2014, February 25, 2014, February 26, 2014, February 27, 2014 and February 28, 2014 (the “Final Ending Averaging Date”)
Maturity Date†:	March 5, 2014
CUSIP:	48126DXF1
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes —Postponement of a Determination Date—A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 11, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Index Level of 1,700 and a Maximum Return of 11.325%.  The actual Maximum Return will be determined on the pricing date and will not be less than 11.325%.  Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and in the examples on the following page have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes	Payment at Maturity
3,060.00	80.00%	11.325%	$1,113.25
2,890.00	70.00%	11.325%	$1,113.25
2,720.00	60.00%	11.325%	$1,113.25
2,550.00	50.00%	11.325%	$1,113.25
2,210.00	30.00%	11.325%	$1,113.25
2,040.00	20.00%	11.325%	$1,113.25
1,955.00	15.00%	11.325%	$1,113.25
1,870.00	10.00%	11.325%	$1,113.25
1,828.35	7.55%	11.325%	$1,113.25
1,785.00	5.00%	7.500%	$1,075.00
1,717.00	1.00%	1.500%	$1,015.00
1,700.00	0.00%	0.000%	$1,000.00
1,615.00	-5.00%	0.000%	$1,000.00
1,530.00	-10.00%	0.000%	$1,000.00
1,445.00	-15.00%	-5.556%	$944.45
1,190.00	-30.00%	-22.222%	$777.78
1,020.00	-40.00%	-33.333%	$666.67
850.00	-50.00%	-44.444%	$555.56
680.00	-60.00%	-55.556%	$444.45
510.00	-70.00%	-66.667%	$333.34
340.00	-80.00%	-77.778%	$222.23
170.00	-90.00%	-88.889%	$111.12
0.00	-100.00%	-100.000%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a total payment set forth in the table above is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,700 to an Ending Index Level of 1,785.

Because the Ending Index Level of 1,785 is greater than the Initial Index Level of 1,700 and the Index Return of 5.00% multiplied by 1.5 does not exceed the hypothetical Maximum Return of 11.325%, the investor receives a payment at maturity of $1,075.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (5.00% × 1.5)] = $1,075.00

Example 2: The level of the Index decreases from the Initial Index Level of 1,700 to an Ending Index Level of 1,615.

Although the Index Return is negative, because the Ending Index Level of 1,615 is less than the Initial Index Level of 1,700 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1,700 to an Ending Index Level of 2,210.

Because the Ending Index Level of 2,210 is greater than the Initial Index Level of 1,700 and the Index Return of 30% multiplied by 1.5 exceeds the hypothetical Maximum Return of 11.325%, the investor receives a payment at maturity of $1,113.25 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

JPMorgan Structured Investments —	TS-2
Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index

Example 4: The level of the Index decreases from the Initial Index Level of 1,700 to an Ending Index Level of 1,190.

Because the Index Return is negative and the Ending Index Level of 1,190 is less than the Initial Index Level of 1,700 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $777.78 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 10%) x 1.1111] = $777.78

Example 5: The level of the Index decreases from the Initial Index Level of 1,700 to an Ending Index Level of 0.

Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 1,700 by more than the Buffer Amount of 10%, and the investor receives a payment at maturity of $0.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-100% + 10%) x 1.1111] = $0.00

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-3
Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.5, up to the Maximum Return.  The actual Maximum Return will be set on the pricing date and will not be less than 11.325%.  Accordingly, the actual maximum payment at maturity will not be less than $1,113.25 per $1,000 principal amount note.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%.  If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment at maturity.

•
RETURN LINKED TO THE MSCI EAFE® INDEX — The return on the notes is linked to the MSCI EAFE® Index.  The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets.  The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours.  As of February 11, 2013, the MSCI EAFE® Index consisted of 22 developed market country indices.  See “Equity Index Descriptions — The MSCI Indices” in the accompanying underlying supplement no. 1-I.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of the principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10%.  For every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 11.325%.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit

JPMorgan Structured Investments —	TS-4
Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index

Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

•
THE AVERAGING CONVENTION USED TO CALCULATE THE ENDING INDEX LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Index from the pricing date to the Final Ending Averaging Date.  Your ability to participate in the appreciation of the Index may be limited by the 5-day-end-of-term averaging used to calculate the Ending Index Level, especially if there is a significant increase in the closing level of the Index on the Final Ending Averaging Date.  Accordingly, you may not receive the benefit of the full appreciation of the Index between the pricing date and the Final Ending Averaging Date.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•
NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities that compose the Index are converted into U.S. dollars for purposes of calculating the level of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities that compose the Index trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities that compose the Index denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the level of the Index will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the issuing countries of those currencies and the United States and between each country and its major trading partners;
•	political, civil or military unrest in the issuing countries of those currencies and the United States; and
•	the extent of governmental surplus or deficit in the member nations of the issuing countries of those currencies and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the issuing countries of those currencies, the United States and those of other countries important to international trade and finance.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a

JPMorgan Structured Investments —	TS-5
Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index

secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events;
•
the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the index stocks are traded and the correlation between those rates and the closing levels of the index; and;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 4, 2008 through February 8, 2013.  The Index closing level on February 8, 2013 was 1,672.67.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or any of the Ending Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date.  In no event will that commission exceed $10.00 per $1,000 principal amount note.  JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-7
Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index